Correspondence

SILICON VALLEY ANN ARBOR AUSTIN BEIJING BOSTON LOS ANGELES NEW YORK SAN DIEGO SAN FRANCISCO SÃO PAULO SINGAPORE

August 15, 2023

VIA EDGAR TRANSMISSION

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jimmy McNamara, Christopher Dunham

RE:	China Natural Resources Inc. Form 20-F for the Fiscal Year Ended December 31, 2022 Filed May 15, 2023 (File No. 000-26046)

Dear Mr. McNamara and Mr. Dunham:

On behalf of our client, China Natural Resources Inc., a British Virgin Islands company (the “Company”), we hereby request further extension of the deadline to submit response to the staff’s comments in the letter of comment, dated July 21, 2023, regarding the above referenced filings (“Comment Letter”).

Please be advised that as a result of the Company’s recent sale of Precise Space-Time Technology as disclosed on the Form 6-K dated July 28, 2023 (https://www.sec.gov/Archives/edgar/data/793628/000107997323001013/chnr_6k.htm), the Company experienced an unexpected delay in gathering response from certain former subsidiaries, and that the Company expects to provide a response to the staff’s comments on or by September 1, 2023. Accordingly, on behalf of our client, we hereby respectfully request an extension of the time period required to respond to the staff’s comment until September 1, 2023.

If you have any question regarding the foregoing, please do not hesitate to contact the undersigned at +8610-5680-3969.

Respectfully submitted,

/s/ Richard J. Chang

Richard J. Chang, Esq.

cc: Zhu Youyi, Chief Financial Officer, China Natural Resources Inc.